

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 28, 2013

Via E-mail
Matthew Lepore
Vice President and Corporate Secretary,
Chief Counsel – Corporate Governance
Pfizer Inc.
235 East 42nd Street
New York, NY 10017-5755

Re: Pfizer Inc.
Form 10-K for the Fiscal year Ended December 31, 2012
Filed February 28, 2013
File No. 001-03619

Dear Mr. Lepore:

We have reviewed your filing and have the following comment. In our comment, we ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Risk Factors
Counterfeit Products, page 29

1. We note the discussion of how counterfeit medicines could adversely affect your business by causing the loss of patient confidence in the Pfizer name and in the integrity of your medicines. We also note the articles on your website that describe the pervasiveness and estimated amount of sales of counterfeit pharmaceutical products. Please provide proposed disclosure for inclusion in future filing beginning with your Form 10-Q to be filed for the quarter ending March 31, 2013 that expands your risk factor disclosure regarding counterfeit medicines to:
    - quantify the magnitude of the problem for your company and your industry;
    - describe the actions you have taken and the costs you have incurred to confront the issue; and

- discuss additional possible adverse impacts on your business including product recalls and loss of sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Austin Stephenson at (202) 551-3192, John Krug at (202) 551-3862, or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director